Exhibit 99.1

BioLineRx Announces $10 Million Bought Deal Offering

January 19, 2021

TEL AVIV, Israel, Jan. 19, 2021 /PRNewswire/ -- BiolineRx Ltd. (NASDAQ: BLRX) (TASE: BLRX), a late clinical-stage biopharmaceutical company focused on oncology, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 4,166,667 American Depositary Shares (ADSs) of the Company, at a price to the public of $2.40 per ADS, less underwriting discounts and commissions. Each ADS represents fifteen ordinary shares, par value NIS 0.10 per share, of the Company. The closing of the offering is expected to occur on or about January 22, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company also has granted to the underwriter  a 30-day option to purchase up to additional 625,000 ADSs at the public offering price, less underwriting discounts and commissions.

The gross proceeds to BiolineRx, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter's option to purchase additional ADSs, are expected to be approximately $10 million. The Company intends to use the net proceeds from this offering for general corporate purposes, which may include but are not limited to working capital and funding clinical trials.

The securities described above are being offered by BiolineRx pursuant to a "shelf' registration statement  on Form F-3 (File No. 333-251857) previously filed with the Securities and Exchange Commission (the "SEC") on December 31, 2020 and declared effective by the SEC on January 11, 2021. The offering of the securities is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC. Electronic copies of the preliminary prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC's website at http://www.sec.goy or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placemepts@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About BiolineRx

BiolineRx Ltd. (NASDAQ: BLRX) (TASE: BLRX) is a late clinical-stage biopharmaceutical company focused on oncology. The Company's business model is to in-license novel compounds, develop them through clinical stages, and then partner with pharmaceutical companies for further clinical development and/or commercialization.

The Company's lead program, Motixafortide (BL-8040), is a cancer therapy platform that was successfully evaluated in a Phase 3 study in stem cell mobilization for autologous bone-marrow transplantation. Motixafortide was also successfully evaluated in a Phase 2a study for the treatment of pancreatic cancer in combination with KEYTRUDA® and chemotherapy under a clinical trial collaboration agreement with MSD (BiolineRx owns all rights to motixafortide), and is currently being studied in combination with LIBTAYO® and chemotherapy as a first-line PDAC therapy.

BiolineRx is developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors that is currently being investigated in a Phase 1/2a study.

For additional information on BiolineRx, please visit the Company's website at www.biolinerx.com, where you can review the Company's SEC filings, press releases, announcements and events.

Various statements in this release concerning BiolineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may," "expects," "anticipates," "believes," and "intends," and describe opinions about future events, such as statements relating to the bought deal offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. These forward- looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BiolineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BiolineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: market and other conditions,the initiation, timing, progress and results of BiolineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BiolineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; BiolineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BiolineRx's therapeutic candidates; BiolineRx's ability to establish and maintain corporate  collaborations; BiolineRx's ability to integrate new therapeutic candidates and new personnel;the interpretation of the properties and characteristics of BiolineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BiolineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BiolineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BiolineRx's expenses, future revenues, capital requirements and its needs for additional financing; risks related to changes in healthcare laws, rules and regulations in the United states or elsewhere;  competitive companies, technologies and BiolineRx's industry; risks related to the coronavirus outbreak; and statements as to the impact of the political and security situation in Israel on BiolineRx's business. These and other factors are more fully discussed in the "Risk Factors" section of BiolineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020. In addition, any forward-looking statements represent BiolineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BiolineRx does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:

Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Moran Meir
LifeSci Advisors, LLC
+972-54-476-4945
moran@lifesciadvisors.com

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SOURCE BiolineRx Ltd.